QUANTUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net loss	$	(12,219)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		1,172
Increase (decrease) in:		
Accounts payable and accrued expenses		(8,900)
Net cash used in operating activities		(19,947)
Cash flows from investing activities:		
Members Loans Receivable		9,000
Net cash provided by investing activities		9,000
Cash flows from financing activities:		
Contributions		1,000
Net cash provided by financing activities		1,000
Net decrease in cash		(9,947)
Cash, beginning of year		24,862
Cash, end of year	$	14,915
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See accompanying notes to financial statements